UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
___________________________

NATROL, INC.
(Name of Subject Company)
___________________________

NATROL, INC.
(Names of Person(s) Filing Statement)
___________________________

Common Stock, $0.01 par value
(Title of Class of Securities)
___________________________

638789107
(CUSIP Number of Class of Securities)
___________________________

Steven S. Spitz
Vice President and General Counsel
Natrol, Inc.
21411 Prairie Street
Chatsworth, California 91311
(818) 739-6000
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
___________________________

With copies to:

Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, New York 10166
(212) 801-9200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a press release issued by Natrol, Inc. on November 18, 2007 announcing the proposed tender offer and merger.

Natrol, Inc. Agreed to be acquired by India’s Plethico Pharmaceuticals Limited

FOR IMMEDIATE RELEASE:

CHATSWORTH, CA. -- November 18, 2007 -- Natrol, Inc. (Nasdaq: NTOL), a leading manufacturer and marketer of nationally branded nutritional products, announced today that it has signed a definitive merger agreement under which Plethico Pharmaceuticals Limited of India will acquire all outstanding shares of Natrol’s common stock, $.01 par value, for a cash purchase price of $4.40 per share (or aggregate consideration of approximately $80.8 million).

The two-step acquisition will be effected by means of a front-end, cash tender offer by a wholly owned subsidiary of Plethico for all of the outstanding shares of Natrol’s common stock, at $4.40 net per share in cash, followed by a second-step, cash-out merger in which untendered Natrol shares will be acquired at the same net cash price per share. All Natrol stock options will receive cash equal to the excess, if any, of $4.40 over their exercise price.

The transaction has been approved by Plethico and the board of directors of Natrol. The tender offer is subject to certain conditions, including the valid tender in the offer of a majority of the fully diluted Natrol common stock, and other customary conditions. Certain stockholders of Natrol, owning in the aggregate approximately 42.3% of Natrol’s outstanding common stock, have committed to tender their shares in the offer. Natrol has granted Plethico a “top-up” option exercisable under certain limited circumstances. Plethico also has agreed to reserve the right to commence a “subsequent offering period” if Plethico owns less than 90% of the fully diluted Natrol common stock upon completion of the initial tender offer period.

Wayne M. Bos, President and Chief Executive Officer of Natrol, stated, “We are pleased to announce this transaction which culminates a process initiated and directed by our board of directors to maximize value for our stockholders. We have gained a solid reputation in our market niches and believe the merger with Plethico will also be a win-win for our customers and employees.”

Natrol expects the tender offer to be commenced on November 27, 2007. The tender offer will remain open for 20 business days from commencement, subject to extension under certain circumstances. Subject to the satisfaction of certain customary conditions, the tender offer is expected to be consummated during the first quarter of 2008.

Morgan Joseph & Co. Inc. served as financial advisor to Natrol and Greenberg Traurig, LLP acted as Natrol’s M&A counsel.

About Natrol -- Nourishing the Potential of Mind and Body (SM)

Natrol, Inc. (Nasdaq: NTOL), headquartered in Chatsworth, CA, has a portfolio of health and wellness brands representing quality nutritional supplements, functional herbal teas, and sports nutrition products. Established in 1980, Natrol’s portfolio of brands includes: Natrol®, MRI, Prolab®, Laci Le Beau®, Promensil®, Trinovin®, Nu Hair® and Shen Min®. The company also manufactures supplements for its own brands and on behalf of third parties.

Natrol distributes products nationally through more than 54,000 retailers, as well as internationally in over 40 other countries through distribution partners and subsidiaries in the UK and Hong Kong. Natrol’s dedication to quality is evidenced by its commitment to high manufacturing standards, earning the company an “A” rating from the Natural Products

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Association’s Good Manufacturing Practices (“GMP”) Certification Program -- a designation achieved by less than ten percent of U.S. nutrition companies. For more information, visit www.Natrol.com.

About Plethico Pharmaceuticals Limited

Plethico Pharmaceuticals Limited (BSE: 532739.BO: PLETHICO), a herbal/ nutraceutical focused Indian Company, engages in the manufacture, marketing and distribution of pharmaceutical and allied healthcare products in India and internationally. The company’s product portfolio includes: herbal health care products, such as Travisil® and Mountain Herbz® food supplements; consumer healthcare products and neutraceuticals, which include sports nutrition (Coach’s Formula®), confectionary (Byte®, Actifresh®), pharma/OTC (Effertabs®, Therasil®) and pharmaceutical formulations. The Company today operates in Commonwealth of Independent States (CIS), Africa, South East Asia, Latin America and certain gulf countries. Plethico was founded in 1991 and has its Registered office in Indore (Madhya Pradesh) and has its corporate office in Mumbai, India.

Important information

The tender offer described in this announcement has not yet been commenced. This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Natrol. At the time the tender offer is commenced, Plethico and its wholly owned subsidiary intend to file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Natrol intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Plethico, its wholly owned subsidiary and Natrol intend to mail these documents to the stockholders of Natrol. These documents will contain important information about the tender offer and stockholders of Natrol should read them carefully when they become available before any decision is made with respect to the tender offer. Stockholders of Natrol will be able to obtain a free copy of these documents (when they become available) and other documents filed by Natrol with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders of Natrol will be able to obtain a free copy of these documents (when they become available) from Natrol by contacting Natrol, Inc. at 21411 Prairie Street, Chatsworth, California 91311, attention General Counsel.

Forward-looking statements

The statements made in this press release which are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. As a result of a number of factors, our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause our actual results to differ materially from those in the forward-looking statements include, without limitation: (i) the risk that the conditions to the closing of the tender offer or the merger set forth in the merger agreement will not be satisfied, (ii) changes in Natrol’s business during the period between the date of this press release and the closing, (iii) obtaining regulatory approvals (if required) for the transaction, (iv) the risk that the transaction will not be consummated on the terms or timeline first announced, and (v) those factors set forth under the heading “Risk Factors” in our annual report on Form 10-K for the year ended December 31,

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2006, and in our other filings with the SEC. Further information concerning those risks will be included in Natrol’s filings with the SEC in response to the tender offer. Natrol is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contact:
Natrol, Inc.	ICR (Investor Relations)
Wayne M. Bos, +1 (818) 739-6000	James Palczynski, +1 (203) 682-8229

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